Exhibit 1.02

TiVo Inc.
Conflict Minerals Report
For the period January 1, 2013 through December 31, 2013

We have made statements in this Conflict Minerals Report that may constitute forward-looking statements about our plans to take additional actions or to implement additional policies or procedures with respect to our due diligence efforts to determine the origin of conflict minerals contained in our products. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Our reporting obligations under the conflict minerals rules may change in the future and our ability to implement certain processes or obtain information from our suppliers may differ materially from those anticipated or implied in this report.

This Conflict Minerals Report of TiVo Inc. (“TiVo,” “we,” “us” and “our”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. A copy of this report is publicly available on our website at www.tivo.com on the “Corporate Governance” page in the “Investor Relations” section of our website.
As used in this report, the term “conflict minerals” refers to gold, cassiterite, columbite-tantalite, wolframite and their derivatives tin, tantalum and tungsten.
Covered Products
We determined that there were certain conflict minerals contained in our digital video recorder and other set-top box products and accessories, including wireless adapters (“Covered Products”). Thus, as required by the Rule, we conducted a reasonable country of origin inquiry to determine whether any of the conflict minerals contained in those products originated in the Democratic Republic of the Congo or an adjoining country (collectively, “Covered Countries”) or are from recycled or scrap sources.
Based on the results of that country of origin inquiry, we had reason to believe that the conflict minerals contained in the Covered Products may have originated in the Covered Countries. Accordingly, we conducted due diligence on source and chain of custody of the conflict minerals contained in the Covered Products.
Due Diligence Process
We designed our due diligence measures to be in conformity, in all material respects, with the “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition),” and the related supplements, published by the Organization for Economic Cooperation and Development.
As a company in the consumer electronics industry, TiVo is multiple levels removed from the actual mining of conflict minerals and purchases of conflict minerals from smelters and refiners. TiVo does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries. As a result, we relied heavily on our suppliers to provide the necessary sourcing information, which may be inaccurate or incomplete. Further, as a downstream purchaser of materials and components that contain conflict minerals, our due diligence measures cannot provide absolute assurance regarding the source and chain of custody of our conflict minerals.

TiVo’s due diligence measures included the following efforts:
•We established a management system for conflict minerals including a team of subject matter experts from relevant functions, including management personnel in our supply base management, accounting, and legal departments. This team was supported by executive-level representatives, and senior management was briefed on a quarterly basis as part of our on-going risk and compliance processes. Our board of directors’ audit committee also was regularly briefed on our efforts and the results of our due diligence.
•As part of our reasonable country of origin inquiry, we conducted a supply chain survey with our direct suppliers to obtain country of origin information for the conflict minerals included in the Covered Products. In support of that effort, we retained the services of our principal contract manufacturer, Flextronics Telecom Systems, Ltd. (“Flextronics”).
•Flextronics assisted us in informing our supplier network about the Rule and requesting information from suppliers regarding the source of the conflict minerals contained in the materials and components supplied to us. Flextronics sent an explanatory letter to suppliers that asked them to complete the electronic Conflict Minerals Reporting Template of the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”). That reporting template requested information regarding the country of origin of the conflict minerals included in the Covered Products and the smelters and refiners of those conflict minerals. Flextronics provided us with reports that summarized our suppliers’ responses, along with copies of our suppliers’ detailed responses.
•We analyzed the summary reports provided by Flextronics as well as the detailed responses of each supplier. In certain cases, we compared the smelters and refiners identified in the suppliers’ responses against the lists of facilities designated as “conflict free” by the Conflict Free Smelter (“CFS”) Program. If a smelter or refiner in the report was not listed as “conflict free,” we sought additional country of origin and sourcing information from the relevant supplier.
•To the extent practicable, we confirmed the reliability of supplier responses by analyzing the credibility and completeness of the information provided by the suppliers and reviewing and analyzing red flags reflected in the reporting templates.
•We conducted multiple rounds of follow-up inquiries with suppliers that provided incomplete, unclear or ambiguous responses.
•We documented country of origin and sourcing information for the smelters and refiners identified by the suppliers.
•We designed with Flextronics a risk management plan to review our suppliers and their smelters and refiners identified as potentially sourcing conflict minerals from the Covered Countries.
•We began incorporating a provision into our agreements with suppliers and contract manufacturers to require information and supporting documentation regarding the use and sourcing of conflict minerals.
Results of Due Diligence
On the basis of the due diligences measures described above, we have been unable to determine the country of origin of all of the conflict minerals contained in the Covered Products.
Future Risk Mitigation and Due Diligence Process Improvements

TiVo intends to implement steps to improve its due diligence to further mitigate the risk that the use of conflict minerals in its products finance or benefit armed groups in the Covered Countries. These steps include:
•Increasing the response rate to supplier surveys.
•Encouraging suppliers in our supply chain to work with smelters and refiners that have the CFS program designation and to encourage others to participate in a program such as the CFS program to obtain “conflict free” designation.
•Adopting a policy concerning the sourcing of conflict minerals in our supply chain.
•Providing a “grievance” process so that concerned persons can report any sourcing of conflict minerals in our supply chain suspected of financing or benefiting armed groups.
•Instituting stronger risk assessment measures to identify risks in our supply chain.